Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation our report dated June 7, 2023 in Amendment No. 2 to the Registration Statement on Form F-1 to the Registration Statement of BioLingus (Cayman) Limited, relating to the audit of the consolidated balance sheets of BioLingus (Cayman) Limited (the “Company”) as of April 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, shareholders’ deficit, and cash flows for each of the years ended April 30, 2022 and 2021, and the related notes (“collectively referred to as financial statements”) included herein.

We also consent to the reference of WWC.P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
June 12, 2023	Certified Public Accountants